FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---         ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes      No X
         ---     ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------


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Materials Contained in this Report:

I. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with United States generally accepted accounting principles for the first fiscal quarter of the 2005 fiscal year ended June 30, 2004:

       o  Consolidated Financial Results

       o  Highlights of Consolidated Financial Results

       o  Financial Summary

       o Press release concerning the registrant's First Quarter Operating Results, dated August 3, 2004

       o Supplementary Material for Financial Results for the three months ended June 30, 2004 (consolidated)

       o Supplementary Material for Financial Results for the three months ended June 30, 2004 (unconsolidated)


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Toyota Motor Corporation



                                         By:  /s/  Yuji Maki
                                            ------------------------------------
                                             Name: Yuji Maki
                                             Title: General Manager of Financial
                                                    Reporting Department,
                                                    Accounting Division


Date:  August 3, 2004